Auditors' Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of **Gammon Lake Resources Inc.** as at July 31, 2005 and July 31, 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and July 31, 2004, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Halifax, Nova Scotia, Canada
September 10, 2005

Grant Thornton LLP
Chartered Accountants